

30 January 2003

To the Shareholders of Telkom SA Limited

We are aware of the inclusions in this Registration Statement on Form F-1 and related prospectus of Telkom SA Limited dated January 29,2003, of our report dated December 12, 2002 relating to the unaudited condensed consolidated interim financial statements of Telkom SA Limited for the six-month periods ended September 30, 2002 and 2001.

Ernst & Young

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Pretoria,
South Africa